United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One)  Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One)  Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One)  Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: April 13, 2011		Roberto Castello Branco Director of Investor Relations

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE
EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On April 13, 2011, at 10:30 am, Messrs. Ricardo José da Costa Flores – Chairman, Mário da Silveira Teixeira Junior - Vice-President, Renato da Cruz Gomes, Jorge Luiz Pacheco, José Ricardo Sasseron, Sandro Kohler Marcondes and Oscar Augusto de Camargo Filho, and the alternates Messrs. Hajime Tonoki and Paulo Sergio Moreira da Fonseca, met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved upon the following: “3.1.1 PAYMENT OF FIRST INSTALLMENT OF VALE’S SHAREHOLDERS REMUNERATION – In compliance with Vale Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 31, 2011, the Board of Directors approved the payment of the first installment of shareholder’s remuneration, from April 29, 2011, of the total amount of R$3,174,000,000.00, which will be paid as interest on shareholders equity, equivalent to R$0.608246495 per outstanding common or preferred shares issued by Vale, and is subject to withholding income tax at the current applicable rate. All the holders, which on April 13, 2011 have shares issued by Vale, which on April 18, 2011 have Vale’s American Depositary Receipts, and which on April 20, 2011 have Vale’s Hong Kong Depositary Receipts, the latter at the close of business, shall be entitled to receive such payment.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”

Rio de Janeiro, April 13, 2011.

Fábio Eduardo de Pieri Spina
Secretary